Exhibit (d)(2)

GUARANTEED MINIMUM ACCUMULATION BENEFIT RIDER (GMAB)

Any undefined terms used in this rider have the meaning set forth in the policy to which this rider is attached. This policy is referred to as the Base Policy in this rider. This rider, when paid for, is made a part of the Base Policy, based on the application for the rider. As provided in Section 3 below, this rider places restrictions on the allocation alternatives in which you can invest during the rider’s Benefit Period (the “GMAB Rider Investment Restrictions”). Please read the rider carefully for full details.

1.	Benefit Period This rider provides a Benefit (as defined in Section 2 of this rider) on the “GMAB Rider Maturity Date” that is shown on this rider’s Specifications Page. You may elect to add another benefit period at the GMAB Rider Maturity Date according to the terms of the GMAB Rider offered at that time. See Section 8 for more information.

2.	Benefit If the total value of the Base Policy’s Accumulation Units in the Separate Account (the “Separate Account Value”) is less than the value of the Guaranteed Minimum Accumulation Benefit Account reduced by any unpaid loan(s) and accrued loan interest (referred to as the “Adjusted GMAB Account Value”) on the GMAB Rider Maturity Date, the Separate Account Value will be increased to equal the Adjusted GMAB Account Value. See Section 7 for more information.

3.	GMAB Rider Investment Restrictions At the time of application, in order to elect this rider, you were required to allocate one hundred percent (100%) of your initial premium to one or more of the allocation alternatives listed on this rider’s Specifications Page (referred to as “GMAB Allocation Alternatives”).

In addition, during the Benefit Period, all of the Base Policy’s cash value, including any subsequent Planned or Unplanned premium payments and/or transfers, must be allocated to the GMAB Allocation Alternatives. Any cash value that is allocated to a discontinued GMAB Allocation Alternative is subject to the restrictions shown below. Please note that any changes to the GMAB Allocation Alternatives, including those outlined below, may have an impact on the Base Policy and/or this rider.

Changes You Make With Respect To GMAB Allocation Alternatives - If you take an action under the Base Policy, including without restriction, making a Planned or Unplanned premium payment and/or transfers, to an allocation alternative other than the GMAB Allocation Alternatives, your election will be pended and you will be given the opportunity to cancel or modify your election. If you choose to make this election after the notification date without change, this rider will end and will provide no further benefits to you. A Cancellation Fee, as described in Section 15 will also be imposed.

Changes We Make To Underlying Funds – We may add or remove a GMAB Allocation Alternative at any time. We will provide you with advance notice of any such change and will request new allocation and/or transfer instructions from you, as appropriate. The following provides additional information regarding such changes:

(1) Removal Of A GMAB Allocation Alternative By The Investment Advisor: At any time, we may discontinue offering an Investment Division of the Separate Account currently offered as a GMAB Allocation Alternative (referred to as a “GMAB Investment Division”) because it has been closed, merged with an Investment Division not available as a GMAB Allocation Alternative, or has been otherwise restricted by that Investment Division’s investment advisor. Should this occur, we will promptly notify you of these changes and request conforming allocation and/or transfer instructions from you. If we do not receive these allocation and/or transfer instructions within 60 days after that notification date, we will transfer the portion of your Accumulation Units, if any, which is in that discontinued GMAB Allocation Alternative to the “Replacement GMAB Alternative” that is shown on this rider’s Specifications Page. Any transfer made in these cases will not be used to determine the number of transfers allowed under the Base Policy in any policy year.

In addition, any loan repayment(s), partial withdrawal(s), or Planned or Unplanned premium payment(s) that were directed to a discontinued GMAB Allocation Alternative will also be directed to the Replacement GMAB Allocation Alternative, if not reallocated by you.

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(2) Removal Of An Investment Division By Us: We may also discontinue offering a GMAB Allocation Alternative at any time. Should this occur, no additional funds can be directed to a discontinued GMAB Allocation Alternative. They must be directed only to the currently available GMAB Allocation Alternatives. However, any funds that are already allocated to a discontinued GMAB Allocation Alternative will not be affected and may remain in the discontinued GMAB Allocation Alternative, along with its associated GMAB Account balance. Any funds withdrawn or transferred from a discontinued GMAB Allocation Alternative may not be reallocated back to the discontinued GMAB Allocation Alternative. If we do not receive new allocation and/or transfer instructions from you, all future allocations and/or transfers directed to a discontinued GMAB Allocation Alternative will be directed to the Replacement GMAB Allocation Alternative.

Asset Allocation Services – If you elect to receive any asset allocation services that are available in connection with the Base Policy, you must cancel this rider. A Cancellation Fee, as described in Section 15, will be imposed.

Fixed Investment Options: Any cash value in the Fixed Account, DCA Plus Account, or DCA Extension Account is not included in the GMAB Account Value.

Since this rider provides protection against a decrease in the Separate Account Value due to negative investment performance, you may not get the full benefit of this rider if you allocate all or most of your policy value to the Fixed Account, DCA Plus Account, or DCA Extension Account.    Please refer to the Fixed Investment Options Section of the Base Policy for any restrictions applicable to transfers to and/or from the Fixed Account, DCA Plus Account, or DCA Extension Account.

4.	GMAB Account The initial value of the Guaranteed Minimum Accumulation Benefit Account (the “GMAB Account”) is equal to the initial premium allocated to the GMAB Investment Divisions net of any applicable premium expense charges. (See Sections 3 and 7 for more information.)

On any Monthly Deduction Day thereafter, a calculation equal to (a+b+c-d-e-f+g) will be performed, where:

(a)	is the GMAB Account Value on the prior Monthly Deduction Day;

(b)	is the total amount of any Planned and Unplanned premiums allocated to the GMAB Investment Divisions since the last Monthly Deduction Day net of any applicable premium expense charges;

(c)	is any amount transferred or otherwise added to the GMAB Investment Divisions since the last Monthly Deduction Day;

(d)	is the portion of the Monthly Deduction Charges under the Base Policy (including the Monthly Rider Charge as defined in Section 6 of this rider) that is deducted from the GMAB Investment Divisions (and any discontinued GMAB Allocation Alternative) on that Monthly Deduction Day;

(e)	is the amount of any GMAB Proportional Transfer(s) made since the last Monthly Deduction Day;

(f)	is the amount of any GMAB Proportional Withdrawal(s) taken since the last Monthly Deduction Day; and

(g)	is the product of (i) x (ii), where:

(i)	equals the GMAB Interest Rate; and

(ii)	equals (a+b+c-d-e-f) minus any outstanding loan(s) and accrued loan interest.

The calculation shown above will be the value of the GMAB Account (referred to as “GMAB Account Value”). That GMAB Account Value does not include any cash values that are allocated to the Fixed Investment Options but does include any cash value that remains in a discontinued GMAB Allocation Alternative.

A GMAB Proportional Transfer is equal to the amount transferred (or otherwise deducted) from the GMAB Investment Divisions, and any discontinued GMAB Allocation Alternative(s), to the Fixed Account, divided by the cash value attributable to the GMAB Investment Divisions, and any discontinued GMAB Allocation Alternative(s), immediately preceding this transfer, multiplied by the GMAB Account Value on the date of the transfer. Any amount(s) transferred to the Fixed Account as a result of a loan(s) are not considered GMAB Proportional Transfer(s).

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A GMAB Proportional Withdrawal is equal to the sum of the partial surrenders (including associated fees or charges, if any) deducted from the GMAB Investment Divisions, and any discontinued GMAB Allocation Alternative(s), divided by the cash value attributable to the GMAB Investment Divisions, and any discontinued GMAB Allocation Alternative(s), immediately preceding the partial surrender, multiplied by the GMAB Account Value on the date of the partial surrender.

5.	GMAB Interest Rate GMAB Interest is credited on each Monthly Deduction Day to the GMAB Account. This interest is based on a rate(s) of interest that we declare periodically. Such rate(s) will be declared at least once annually and can change, but will never be less than the rate shown on this rider’s Specifications Page. Any interest credited in excess of this interest rate will be non-forfeitable, as long as this rider remains in effect.

6.	Monthly Rider Charge There is a monthly charge for this rider, which is deducted on each Monthly Deduction Day during the Benefit Period. This charge is calculated as an annualized percentage of the Adjusted GMAB Account Value. Although this percentage can change, it will never exceed the maximum rate for the GMAB Monthly Charge shown on this rider’s Specifications Page. The actual rate used will be set by us, in advance, at least once a year. Any change in the percentage used to calculate the GMAB Monthly Charge will be on a uniform basis for Insureds with the same class, based on future expectations for investment earnings, mortality, persistency, taxes, expenses and rider duration.

The GMAB Monthly Charge will be deducted proportionately from each of the GMAB Allocation Alternatives (including any discontinued GMAB Allocation Alternatives), in accordance with your current expense allocation instructions, if any. If no expense allocation is in effect, monthly deductions will be made on a pro-rata basis from each of the GMAB Allocation Alternatives (including any discontinued GMAB Allocation Alternatives). If the Adjusted GMAB Account Value is zero or less on any Monthly Deduction Day, the monthly charge for this rider will be waived until the next Monthly Deduction Day on which the Adjusted GMAB Account Value is greater than zero. (Any monthly charges for this rider that were waived will not be charged when the Adjusted GMAB Account Value is greater than zero.) If you terminate this rider, we will not refund the monthly charge that was deducted on the Monthly Deduction Date prior to that cancellation.

7.	Exercise Of Rider If the Separate Account Value is less than the Adjusted GMAB Account Value on the GMAB Rider Maturity Date, we will automatically exercise the rider and increase the Separate Account Value to equal the Adjusted GMAB Account Value. In all other cases, the rider will not be exercised and no change will be made to the Separate Account Value. At that point, the rider will end without penalty and the GMAB Account Value will be zero. Once the rider ends, no further GMAB Monthly Charges will be deducted. You may elect to add another benefit period at the GMAB Rider Maturity Date according to the terms of the GMAB Rider offered at that time. (See Section 8 for more information.)

If we automatically exercise this rider, any increase to the Separate Account Value will be divided equally among your current allocations to the applicable GMAB Investment Divisions. No amount of this increase will be allocated to a discontinued GMAB Allocation Alternative.

8.	Electing Another Benefit Period (GMAB Option) We will send you a notice 62 days before the GMAB Rider Maturity Date with information about the GMAB Option that allows you to select a Second Benefit Period, even if this rider will be automatically exercised. You may exercise the GMAB Option if we receive your signed notice to elect such option at least 31 days prior to the GMAB Rider Maturity Date. All allocations will be made to the GMAB Allocation Alternatives in accordance with your allocation election in effect at that time, unless you elect otherwise.

If you elect the GMAB Option, you will be sent a new GMAB Rider that is available for issue on the GMAB Rider Maturity Date. The Effective Date of that new GMAB Rider will be the GMAB Rider Maturity Date. The GMAB Monthly Charge and the GMAB Interest Rate will be based on the rates in effect for the new GMAB Rider at that time. In addition, the GMAB Account Value under the new GMAB Rider will be reset to equal the Separate Account Value at that time, including any applicable increase that results due to the rider being automatically exercised. (See Section 7.) You will also be sent a new rider Specifications Page that shows the new GMAB Rider’s Effective Date, GMAB Rider Maturity Date, the new GMAB Monthly Charge and the

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new GMAB Interest Rate applicable to the new GMAB Rider at that time. The new GMAB Rider will then continue for another benefit period, as available under that new GMAB Rider.

9.	Contestable Period No new Contestable Period will apply to the GMAB Rider.

10.	Suicide Exclusion No new suicide exclusion period will apply to the GMAB Rider.

11.	Rider Date And Amounts When this rider is issued, we show the GMAB Rider Effective Date, the GMAB Rider Maturity Date, the GMAB Monthly Charge, and the GMAB Interest Rate on the rider Specifications Page. When this rider is issued at the same time as the Base Policy, the rider and the Base Policy have the same Issue Date.

12.	Cash Or Loan Value This rider does not have cash value or loan value. As such, the GMAB Account Value cannot be used to support the payment of Monthly Deduction Charges, loans or loan repayments, surrenders, partial surrenders or periodic partial withdrawals, premium payments or to reinstate a policy. You will not receive the GMAB Account Value on a 1035 exchange or other policy exchange, or as part of a Life Insurance Benefit payment (other than those that may be paid in connection with Section 7702(a)(2)(B) of the Internal Revenue Code, as amended).

13.	Contract This rider and any benefits that it provides, are made a part of, and incorporated into, the Base Policy.

Effect Of This Rider On Base Policy The following provides additional information concerning the impact of this rider on the Base Policy:

Premium Payment Limitations – The Guideline Premium Test (GPT) is the only premium test choice available when this rider is selected. (This premium test is used to determine whether the Base Policy meets the definition of life insurance under Section 7702 of the Internal Revenue Code, as amended.)

Life Insurance Benefit Options – Life Insurance Benefit Options 1 and 2 are hereby revised to reflect the GMAB Account Value, as follows:

Option 1 – This option provides a Life Insurance Benefit equal to the greater of: (a) the Face Amount of the policy; or (b) a percentage of the Cash Value (calculated using the higher of the GMAB Account Value or the Separate Account Value) that is equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

Option 2 – This option provides a Life Insurance Benefit equal to the greater of: (a) the sum of the Face Amount of the policy plus the Cash Value; or (b) a percentage of the Cash Value (calculated using the higher of the GMAB Account Value or the Separate Account Value) that is equal to the minimum necessary for this policy to qualify as life insurance under Section 7702 of the Internal Revenue Code, as amended.

Waiver Of Monthly Deduction Charges If monthly deductions for the Base Policy are being waived under the terms of a Monthly Deduction Waiver Rider (MDW) attached to the Base Policy, no charges (including the GMAB Monthly Charge shown on the Rider Data Page) for this GMAB Rider will be payable to us. In addition, we will continue to determine the GMAB Account Value, as detailed in Section 4, except that Monthly Deduction Charges under the Base Policy and any GMAB Monthly Rider Charge will not apply during the time that the Base Policy is on waiver. Your rights under Sections 7 and 8 of this rider continue to apply while the Base Policy is on waiver.

However, once monthly deductions for the Base Policy are no longer being waived under the terms of that rider, the GMAB Monthly Rider Charge will be deducted on the next Monthly Deduction Day and the calculation of the GMAB Account Value detailed in Section 4 will resume.

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14.	Conformity With Law This Rider is subject to all laws that apply. We reserve the right to make changes to this Rider or to the Base Policy to ensure that the Base Policy (including this Rider) qualifies as life insurance under federal tax law. You should consult with your personal tax advisor regarding the tax consequences of adding this Rider to your Base Policy.

15.	Canceling This Rider You can cancel this rider at any time. An additional fee applies when this Rider is canceled prior to the end of the Benefit Period, or it ends subject to the terms of Section 3. This fee will be calculated as of the date we receive your cancellation request or the rider ends, subject to the terms of Section 3, and will be deducted on the next Monthly Deduction Day. (No additional fee will apply if the rider ends subject to the terms of “Changes We Make To Underlying Funds” under Section 3.) It is shown as the “Cancellation Fee” on the rider Specifications Page.

To cancel this rider, you must send your signed notice in Good Order to us at our Service Office for variable products or any other location that we indicate to you in writing. This rider and the GMAB Account will end on the date we receive your request.

16.	When Rider Ends This rider ends on the earliest of the following:

1.	The date you cancel this rider; or

2.	The date the Insured dies prior to the end of the Benefit Period; or

3.	The date the Base Policy ends for any other reason or is surrendered; or

4.	The date this rider ends, pursuant to the requirements in Section 3; or

5.	On the GMAB Rider Maturity Date, pursuant to the terms of Section 7; or

6.	The date the Base Policy lapses. If the Base Policy lapses and is subsequently reinstated prior to the GMAB Rider Maturity Date, this rider will also be reinstated, provided it has not ended as described in (1) through (5) above.

If this rider ends, the Benefit Period and any benefit under this rider will end. At that time, the GMAB Account Value is zero. No further monthly charges for this rider will be deducted.

If this rider ends, the provisions of your Base Policy continue in effect until such time as that Base Policy ends under the terms of the contract.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

[ ]                                             [ ]

[Secretary]                                                                                               [President]

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POLICY NUMBER — #1[00 000 000]                         INSURED(S) — #2[JOHN DOE]

GUARANTEED MINIMUM ACCUMULATION BENEFIT (GMAB)

RIDER SPECIFICATIONS PAGE

GMAB RIDER EFFECTIVE DATE — #3[05/29/2012]

GMAB RIDER MATURITY DATE — #4[05/29/2024]

GMAB MONTHLY CHARGE THAT CAN CHANGE, BUT WILL NOT EXCEED, ON AN ANNUAL BASIS, #5[1.50%] OF THE ADJUSTED GMAB ACCOUNT VALUE.

GMAB INTEREST RATE THAT CAN CHANGE, BUT WILL NOT BE LESS THAN, ON AN ANNUAL BASIS —#6[2%].

ADDITIONAL RIDER INFORMATION

SECTION 3 – ANY REFERENCE TO REPLACEMENT GMAB ALLOCATION ALTERNATIVE IN THIS RIDER MEANS #7 [MAINSTAY VP U.S. GOVERNMENT MONEY MARKET INVESTMENT DIVISION].

SECTION 15 – THE CANCELLATION FEE WILL NOT EXCEED #8[2%] OF THE ADJUSTED GMAB ACCOUNT VALUE.

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POLICY NUMBER — #1[00 000 000]                     INSURED(S) — #2[JOHN DOE]

GUARANTEED MINIMUM ACCUMULATION BENEFIT (GMAB)

RIDER SPECIFICATIONS PAGE

THE FOLLOWING GMAB ALLOCATION ALTERNATIVES ARE CURRENTLY AVAILABLE WITH THIS RIDER:

#9 [MAINSTAY VP CONSERVATIVE ALLOCATION

MAINSTAY VP MODERATE ALLOCATION

MAINSTAY VP MODERATE GROWTH ALLOCATION

MAINSTAY VP BALANCED

MAINSTAY VP BOND

MAINSTAY VP U.S. GOVERNMENT MONEY MARKET

MAINSTAY VP CONVERTIBLE

MAINSTAY VP FLOATING RATE

MAINSTAY VP GOVERNMENT

MAINSTAY VP HIGH YIELD CORPORATE BOND

MAINSTAY VP JANUS HENDERSON BALANCED PORTFOLIO

MAINSTAY VP PIMCO REAL RETURN

MAINSTAY VP UNCONSTRAINED BOND

MAINSTAY VP INCOME BUILDER

MAINSTAY VP MFS UTILITIES

BLACKROCK GLOBAL ALLOCATION VI FUND

FIXED ACCOUNT

DCA PLUS ACCOUNT

DCA EXTENSION ACCOUNT]

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